Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 40-33 – Civil Action Documents Filed Against Triangle Capital Corporation et al. (File No. 814-00733)

Ladies and Gentlemen:

On behalf of Triangle Capital Corporation (the “Company”), and pursuant to Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing please find a copy of the First Consolidated Amended Complaint, which relates to the matter captioned In Re Triangle Capital Corp. Securities Litigation (the “Amended Complaint”), as filed on April 10, 2018 in the United States District Court for the Eastern District of North Carolina, Western Division, against the Company and certain officers and directors of the Company. The Company and the officers and directors named as defendants in the Amended Complaint intend to respond to the Amended Complaint by May 25, 2018.

Note that the Amended Complaint amends and consolidates two prior complaints previously filed by the Company on December 29, 2017 pursuant to Section 33 of the 1940 Act:

•	the class action complaint filed by Elias Dagher, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Triangle Capital Corporation, E. Ashton Poole, Steven C. Lilly and Garland S. Tucker, III, Defendants in the United States District Court for the Southern District of New York, involving the Company and certain officers and directors of the Company; and

•	the class action complaint filed by Gary W. Holden, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Triangle Capital Corporation, E. Ashton Poole, Steven C. Lilly and Garland S. Tucker, III, Defendants in the United States District Court for the Southern District of New York, involving the Company and certain officers and directors of the Company.

U.S. Securities and Exchange Commission Division of Investment Management April 20, 2018 Page 2

If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 383-0805 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	E. Ashton Poole, Triangle Capital Corporation
Steven C. Lilly, Triangle Capital Corporation
Garland S. Tucker, III, Triangle Capital Corporation
Harry Pangas, Eversheds Sutherland (US) LLP

IN THE UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF NORTH CAROLINA

WESTERN DIVISION

IN RE TRIANGLE CAPITAL CORP.
SECURITIES LITIGATION	FIRST CONSOLIDATED AMENDED COMPLAINT
This Document Relates to:	Master File No. 5:18-CV-10-FL

ALL ACTIONS

FIRST CONSOLIDATED AMENDED COMPLAINT

Court-appointed Lead Plaintiff LifeWise Family Financial Security Inc., (“LifeWise”) individually and on behalf of all others similarly situated, by its undersigned attorneys, alleges the following upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters based on, inter alia, the investigation conducted by and through its attorneys, which included, among other things, a review of the defendants’ public documents, announcements made by defendants, U.S. Securities and Exchange Commission (“SEC”) filings, wire and press releases published by and regarding Triangle Capital Corporation (“Triangle” or the “Company”), and information readily available on the internet. Plaintiff believes that additional, substantial evidentiary support will exist for these allegations after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal securities class action on behalf of all persons or entities who purchased or otherwise acquired Triangle securities between May 7, 2014 and November 1, 2017, inclusive (the “Class Period”), seeking to recover damages caused by Defendants’ (defined below) violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder, against the Company and certain of its top officers.

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2. Triangle is a specialty finance company that provides customized financing to lower middle market companies located primarily in the United States. The Company focuses on lending to private companies with annual revenues between $10.0 million and $250.0 million. The Company is regulated as a business development company, or “BDC,” under the Investment Company Act of 1940.

3. During the Class Period, as a loan provider to small-to-mid-size businesses, Triangle primarily provided mezzanine financing. The quality and robustness of Triangle’s underwriting and valuation policies, practices and procedures were imperative to investors when evaluating the Company because there is little publicly available information about the businesses in which Triangle invests. Thus, investors relied on Triangle’s ability to appropriately value and price the risks associated in investing in these companies and to identify profitable investment opportunities and avoid writing-down assets or placing loans on non-accrual.

4. However, during 2014 and 2015, there was a shift in the BDC market away from mezzanine financing and towards unitranche financing, which became the preferred avenue for sponsors and borrowers. As a result, the market for mezzanine financiers, such as Triangle, was diluted of the highest quality investment opportunities. Rather than adjust its strategy or disclose to the market the increased risk exposure from chasing high yield financing to riskier borrowers, Defendants continuously represented that its investments were of an extremely high quality and that its underwriting and risk assessment practices were airtight.

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5. When the Company’s risky bets in 2014 and 2015 started to turn and infect the Company’s bottom line, the Company’s senior management needed time to secure the Company’s and their future as the storm approached. As is explained in greater detail below, rather than reveal to the market the significant issues with the loan portfolio originated in 2014 and 2015 (often referred to as the “2014 and 2015 vintage”) arising from Triangle’s chasing high yields while sacrificing the investment’s quality (which, at times during the Class Period, was counter to the internal recommendations of the Company’s investment officers), Defendants instead misleadingly quelled the market’s concerns and were able to secure the financing necessary to weather the storm.

6. Throughout the Class Period, Defendants made materially false and misleading statements and failed to disclose material adverse information regarding the Company’s business, the productivity and strength of its portfolio and its internal controls. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (i) Triangle’s investment professionals internally recommended moving away from mezzanine loan deals due to changes in the market occurring as early as 2013, which no longer made those investments attractive risk-reward opportunities; (ii) the Company’s former CEO, Defendant Garland S. Tucker, III (“Tucker”), ignoring the advice of Triangle’s investment professionals, caused the Company to continue to disproportionately invest in mezzanine debt to chase higher short-term yields, despite the increasingly poor quality of the loans and increasing risk of default and non-accruals, and had sole authority to approve or reject investment opportunities on behalf of Triangle; (iii) the Company’s vintage of 2014 and 2015 investments was at substantial risk of non-accrual due to the poorer investment quality and deficient underwriting practices in place when the investments were made; (iv) Triangle failed to implement effective underwriting policies and practices to ensure that it received appropriate risk-adjusted returns on its investments; and (v) as a result of the foregoing, Triangle shares traded at artificially inflated prices during the Class Period and class members suffered significant losses and damages.

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7. On November 1, 2017, Triangle came clean in issuing a press release announcing its financial results for the quarter ended September 30, 2017. The release revealed that the fair value of the Company’s investment portfolio had declined to $1.09 billion, a decline of nearly 7% from the previous quarter. In addition, Triangle revealed that it had suffered $8.9 million in net realized losses and $65.8 million in net unrealized depreciation to its portfolio during the quarter. The Company also disclosed that it had only earned $0.36 per share in net investment income and that it was slashing its quarterly dividend, which had been critical to the Company’s market value, by 33% to $0.30 per share.

8. Most shockingly, Triangle revealed that it had placed seven new investments on non-accrual status during the quarter, effectively acknowledging that those assets were unlikely to generate future returns, and that the amount of investments on non-accrual had ballooned to 13.4% and 4.7% of the Company’s total portfolio at cost and at fair value, respectively. Approximately, 20% of Triangle’s investment portfolio from 2014 and 2015 would be written off as non-accruals.

9. On this revelation, Triangle’s share price fell $2.57, or 20.98%, to close at $9.68 on November 2, 2017, severely damaging the unsuspecting class members.

10. During the course of the Class Period, Triangle suffered a market capitalization loss of approximately $262 million, in substantial part as a consequence of Defendants continuing to mislead the market about the state of Triangle’s business and the quality of its investment pipeline.

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JURISDICTION AND VENUE

11. The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the Exchange Act (15 U.S.C. §§78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §240.10b-5).

12. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 27 of the Exchange Act.

13. Venue is proper in this Judicial District pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. §1391(b), as many of the acts charged herein, including the dissemination of materially false and misleading information, occurred in substantial part in this Judicial District as Triangle is headquartered in this District.

14. In connection with acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the United States mails, interstate telephone communications and the facilities of a national securities exchange.

PARTIES

15. Plaintiff LifeWise is a financing and investment company, which is incorporated in Utah and headquartered in Salt Lake City. LifeWise purchased Triangle common stock during the Class Period at artificially inflated prices as set forth in the certification on file with the Court. See ECF No. 35.3.

16. Defendant Triangle is a business development company, headquartered in the State of North Carolina with principal executive offices located at 3700 Glenwood Avenue, Suite 530, Raleigh, NC 27612. Triangle’s common stock trades on the New York Stock Exchange under the ticker symbol “TCAP.”

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17. Defendant E. Ashton Poole (“Poole”) is the Company’s President, Chief Executive Officer (“CEO”) and the Chairman of the Board of Directors (the “Board”). Poole assumed the role of CEO in February 2016, prior to which he was the Chief Operating Officer (“COO”) of Triangle.

18. Defendant Steven C. Lilly (“Lilly”) is the Chief Financial Officer (“CFO”), Secretary and a director of Triangle. He is also a co-founder of the Company.

19. Defendant Tucker is a director and co-founder of Triangle. He was the Chairman of the Board until May 2017 and CEO until February 2016.

20. The defendants referenced above in 17-19 are collectively referred to herein as the “Individual Defendants.” The Individual Defendants made, or caused to be made, false and misleading statements that artificially inflated the price of Triangle securities during the Class Period.

21. As a result of their positions within the Company, the Individual Defendants possessed the power and authority to control the contents of Triangle’s quarterly reports; press releases; and presentations to securities analysts, money and portfolio managers, and institutional investors – i.e. the market. The Individual Defendants were provided with copies of the Company’s reports and press releases alleged herein to be misleading prior to or shortly after their issuance and had the ability, authority and opportunity to prevent their issuance or cause them to be promptly corrected. Given their positions within the Company and their access to material non-public information, the Individual Defendants knew that the adverse facts specified herein were not properly disclosed to and were being concealed from the investing public. The Individuals Defendants are liable for the false and misleading statements pleaded herein.

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SUBSTANTIVE ALLEGATIONS

Mezzanine Financing and the Lower Middle Market

22. At the beginning of the Class Period, Triangle was heavily involved with “mezzanine financing,” which is a hybrid of debt and equity financing that provides the lender with the ability to convert to an ownership or equity interest in the borrowing company in the case of default, after venture capital companies and other senior lenders are paid.

23. Historically, to attract mezzanine financing, a company would typically have to demonstrate a track record in the industry with an established reputation and product, a history of profitability and a viable expansion plan for the business including through potential expansions, mergers or acquisitions or an initial public offering. According to Investopedia, mezzanine financing typically carries an interest rate ranging from 12% to 20%, and usually replaces part of the capital that equity investors would otherwise provide to a company. For example, if a private equity firm is purchasing a $200 million business and has obtained financing of $150 million from senior lenders, there is $50 million unaccounted for. If the private equity company secures mezzanine financing for $20 million and puts in $30 million of its own funds into the buyout, the purchasing company has leveraged its return while contributing less of its own capital.1

24. Borrowers use mezzanine debt because the interest is tax-deductible and because it is more manageable than other debt structures. For instance, if a borrower cannot make a scheduled interest payment, some or all of the interest may be deferred. This option is typically unavailable for other types of debt. However, when securing mezzanine financing, business owners sacrifice control and upside potential due to loss of equity.

[1]	See https://www.investopedia.com/terms/m/mezzaninefinancing.asp (Last visited: April 10, 2018).

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25. In its 2014 Form 10-K filed with the SEC filed on March 2, 2015, Triangle provided an overview of its business, including its mezzanine financing. Triangle represented that it invested primarily in subordinated notes, which are junior to secured debt. As explained therein, Triangle’s subordinated debt was generally secured by a second priority security interest in the assets of the borrower and generally included an equity component, such as warrant to purchase common stock in the portfolio company. Further, Triangle explained that “certain loan investments may have a form of interest that is not paid currently but is accrued and added to the loan balance and paid at the end of the term, referred to as payment-in-kind, or PIK, interest.” PIK is contractually deferred interest added to the principal that generally becomes due at the end of the loan term. Through use of PIK interest provisions, a lender can recognize PIK interest income even though such income may have never been actually paid and, thus, obscure potential issues on its balance sheet until the end of the loan. When a borrower cannot pay normal interest terms, PIK provisions can be used in refinanced debt to nominally increase loan income while concurrently rendering that income more speculative as payment is deferred until the end of the loan term.

26. By approximately 2014, the mezzanine financing market began to experience some erosion due, in part, to the emergence of “unitranche” lenders. Unitranche lending is a strategy of combining senior and subordinated debt into one package with a blended rate. The emergence of unitranche financing put additional pressure on mezzanine financing because unlike mezzanine, lenders could present unitranche deals to borrowers at a single, blended interest rate while eliminating the inter-creditor agreements that cause difficulties in bringing deals to close. Further, offering more certainty for the borrower and less costly than mezzanine financing, unitranche yields have fallen between cheaper senior loans and junior mezzanine debt – in the 9% to 11% range.2

[2]	Clouse, Carol J., “Navigating the Middle Market: Monroe Capital Gets the Unitranche Bump,” http://www.abfjournal.com/articles/navigating-the-middle-market-monroe-capital-gets-the-unitranche-bump/ (Published: October 2014), (Last visited: April 10, 2018).

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27. Mezzanine financing was also faced with further pressure from private equity shops moving into the smaller markets, such as the lower middle market where Triangle primarily focused. Indeed, Joe Burkhart of Saratoga Investment Corp. aptly explained that, during 2014 and 2015, “[t]he pressure PE sponsors have to deploy their capital in a low volume market” was causing them to “write larger equity checks which closes the gap between the senior debt and the equity – where traditional mezzanine usually exists.”3

28. With dual pressure on mezzanine financing, particularly in the lower middle market, previously readily available quality opportunities for mezzanine financing began to dry up. As Defendant Poole acknowledged in the November 2, 2017 earnings call at the close of the Class Period: “[d]uring the period from early 2013 through the end of 2015, as large amounts of capital poured into the direct lending space, investment structures and pricing in the lower middle market and broader middle market changed rapidly.” Defendant Poole further admitted in November 2017 that: “Our investment professionals were aware of these changes and recommended to our former CEO to begin moving away from mezzanine structures and into lower-yielding but more secure second lien unitranche and senior structures. Their reasoning was simple. Companies in our target market were gaining access to additional forms of capital on terms more favorable than what they could have achieved in the past. And as a result, the traditional risk-reward equation from mezzanine debt did not appear as attractive as it previously had.” Defendant Poole would further characterize the shift in the lower middle market as “massive.”

[3]	See Fink, Billy; “Two Trends Shaping the Future of Mezzanine,” https://www.axial.net/forum/two-major-threats-mezzanine-financing/ (Published: February 18, 2014) (Last Visited: April 10, 2018).

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29. However, as is explained below, during the Class Period, Triangle continued to chase high-end yields with lesser quality opportunities, rather than adapt to a “massive” market change. Triangle and Defendants executed this strategy despite the advice of its own internal investment professionals. Throughout the Class Period, Defendants misled the market regarding the strengths of the Company’s underwriting and risk assessment controls and quality of its 2014 and 2015 investments. Then, as the Company realized the issues with the 2014 and 2015 vintage, Defendants concealed the material issues from the market, preserving Triangle’s stock price at an artificially high level.

30. Triangle’s 2014 investment vintage included investments and/or loans to the following companies: Café Enterprises Inc. (Subordinated Note 12% cash, 2% PIK, 10,000 shares of Series C Preferred Stock); DialogDirect, Inc. (Subordinated Note 12% cash, 3% PIK); DPII Holdings, LLC (Senior Note 12% Cash, 4% PIK, Class A Member Interest 17,308 units); Frank Entertainment Group, LLC (Senior Note 10% Cash, 5.8% PIK, Class A Redeemable Preferred Units (10.5% Cash), Class B Redeemable Preferred Units (189,744 Units), Class A Common Units and Warrants); and GST AutoLeather Inc. (Subordinated Note 11% Cash, 2% PIK). At the close of the Class Period, these investments would be placed on non-accrual.

31. The Company’s 2015 vintage included loans and/or investments in the following businesses: Community Intervention Services, Inc. (Subordinated Note 10% Cash, 3% PIK); FrontStream Holdings, LLC (Subordinated Note 13% Cash, Series C-2 Preferred Shares (500 shares)); Media Storm, LLC (Subordinated Note 10% Cash, Membership Unites (1,216,204 units)); and Women’s Marketing, Inc. (Subordinated Note 11% Cash, 1.5% PIK, Class A Common Units (16,300 units)). At the close of the Class Period, these investments would be placed on non-accrual.

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MATERIALLY FALSE AND MISLEADING STATEMENTS ISSUED DURING THE CLASS PERIOD

Triangle Invests Heavily in Mezzanine Financing Over its Investment Advisors’ Advice

32. On May 7, 2014, the first day of the Class Period, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2014. According to the release, the fair value of the Company’s investment portfolio was $690 million, with $438.6 million in total net assets. Triangle also represented that it had made $77.5 million in new investments during the quarter. On the same day, the Company filed its Form 10-Q with the SEC detailing the Company’s financial results.

33. In the release, Defendant Tucker, then-CEO, was quoted as stating: “The first quarter represented the beginning of the more active year we are expecting 2014 to be, with new portfolio investments totaling more than $77 million…. Our activity during the quarter supports our optimism for the year, as we believe the lower middle market is poised to provide attractive investment opportunities during the balance of 2014.” (emphasis added).

34. On the following day, May 8, 2014, the Company held an earnings call with analysts and investors to discuss the financial results. During the call, Defendants stressed the purportedly quality of the Company’s investments during the quarter, while quelling any potential concerns in speaking about the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Poole, then-COO, stated that Triangle was “focusing on quality over quantity in terms of [its] investment pace per quarter.” Further, Defendant Poole emphasized the Company’s selectivity in stating that Triangle was being “discriminate in how [it is] reviewing opportunities and choosing to invest” and passing

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on “B deals” so it could “focus on the A deals.” He also explained “[f]rom a more macro standpoint as we analyzed the lower middle market, we see certain trends that we believe are interesting in which we think will prove to be positive for our business.” Mr. Poole continued, in pertinent part:

So I think we are thinking about it as a great way to continue to prudently invest the liquidity that we have - had over the last year and the firepower that we’ve reserved for more fruitful investing environment, which we believe is clearly unfolding or has unfolded as we’ve seen in Q1 and hopefully we’ll continue to do so in Q2, Q3, and Q4.

(emphasis added.).

35. Defendant Lilly also spoke on the conference call and described the Company’s investment philosophy as follows: “[T]he primary keys to a successful long-term track record in the BDC industry are to maintain one’s credit focus, remain conservative and consistently apply an underwriting formula that produces solid results.” (emphasis added.)

36. Defendants’ statements made on May 7 and May 8, 2014 were false and misleading because Defendants were not emphasizing “quality over quantity” in Triangle’s approach, “prudently investing” Triangle’s “liquidity,” or passing on the “B deals” while focusing on the “A deals.” Similarly, statements concerning the underwriting process and risk assessment controls were materially false and misleading. As subsequently revealed, Defendants were chasing higher yields through mezzanine financing rather than prioritizing investment quality and its volume and lack of selectivity were later revealed to have been contributors to the credit issues with the Company’s 2014 and 2015 investments. Further, the market was materially misled regarding the quality of Triangle’s underwriting and risk control practices because Defendant Tucker had sole authority to veto or approve an investment opportunity and the processes were significantly lacking appropriate “checks and balances” by Defendants’ own belated admission.

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37. Defendants’ statement that the market was a “fruitful investing environment” rife with “attractive investment opportunities” for Triangle was materially false and misleading because Defendants would subsequently disclose that they knew there was a “massive” shift in the lower middle market away from mezzanine financing, along with increased competition from unitranche lenders and private equity firms, which would limit the availability of high-quality investment options for Triangle. In fact, at some point between early 2013 and the beginning of 2016, Triangle’s investment advisors instructed senior management to move away from mezzanine financing because of the lack of quality opportunities, but were disregarded by the Company’s management.

38. On August 6, 2014, Triangle issued a press release to announce its financial results for the quarter ended June 30, 2014. In the release, the Company represented that the fair value of its investment portfolio was $736.3 million, with $445.8 million in total net assets. In addition, Triangle reported $87.3 million in new investments during the quarter. In the release, Defendant Tucker was quoted as stating: “The second quarter of 2014 was robust on all fronts. We made $87.3 million of investments…. Again, it is an exciting time for Triangle and it gives me great pleasure to be able to share such good news with our investors.” On that same day, Triangle filed its Form 10-Q with the SEC. Therein, the Company detailed its financial results.

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39. On the following day, August 7, 2014, Triangle held an earnings call with analysts and investors to discuss its financial results. During the call, Defendants emphasized the quality of the Company’s quarterly investments and reiterated the robustness of its underwriting and risk assessment policies and procedures. For example, on the call, Defendant Lilly stated:

During 2014, as the market has naturally shifted back to a healthy amount of M&A activity, we have found that our patience has been rewarded and we have taken advantage of what we perceive to be high-quality investment opportunities at attractive price points. As a result, as we enter the second half of the year, we are becoming increasingly convinced that 2014 could end up being one of TCAP’s most active years in terms of new investments.

(emphasis added.).

40. With respect to the statements made on August 7, 2014, Defendants materially misled the market because the Company was not rife with “high-quality investment opportunities at attractive price points.” Instead, as Defendants subsequently revealed, there was a “massive” shift in the lower-middle market, where highest quality opportunities were foregoing mezzanine financing and seeking unitranche financing on more attractive terms. Defendants also did not disclose the shortcomings in the Company’s internal controls for underwriting and risk assessment, including that Defendant Tucker had sole veto authority or that there were inadequate “checks and balances” in the review and approval process. Moreover, at some point between early 2013 and the beginning of 2016, the Individual Defendants ignored the advice of Triangle’s investment professionals to move away from mezzanine financing based on the market conditions.

41. On November 5, 2014, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2014. In the release, Triangle represented that the fair value of its investment portfolio was $841.6 million at quarter end, with $547.4 million in total net assets. Additionally, Triangle reported $180.8 million in new investments during the quarter. According to the release, Defendant Tucker was quoted as stating: “The third quarter of 2014 was extremely active for Triangle. We originated a record $181 million of new investments . . .” On the same day, the Company filed its Form 10-Q with the SEC detailing the Company’s financial results.

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42. On the following day, November 6, 2014, Triangle hosted an earnings call with analysts and investors to discuss the financial results. During the call, Defendants boasted about the purported quality of the Company’s quarterly investments and re-emphasized the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated the following: “[W]e are pleased that the origination portion of our business is operating so well. Our investment pipeline has been robust all year and [we] remain very pleased with the quality of the new investments we’ve made.” Defendant Poole provided additional color on the purported quality of Triangle’s new investments, stating in pertinent part, as follows:

I think obviously the question is always what is the quality of that flow and which investments do we feel are the right ones to pursue on behalf of our shareholders. And I can assure you that we spend quite a bit of time on that question.

And so when we think about pipeline and when you guys think about pipeline, I think it really has to be measured in two ways, one is just externally how much or what is the amount of flow of opportunities coming in the door and then the subset of that flow that we choose to pursue. And on both accounts that I can safely say that our pipeline is healthy.

(emphasis added.).

43. The statements made on November 6, 2014, were false and misleading because its “origination” business was not “operating so well.” Instead, Defendants continued to pursue unduly risky higher yields via mezzanine financing while the higher quality and healthier opportunities were shifting to unitranche financing. Further, Defendants did not acknowledge the flaws in its origination business including in underwriting and risk assessment, which were subject to sole approval or veto by Defendant Tucker. In failing to acknowledge the decline of its underwriting and risk assessment practices, Defendants misled the market regarding the state of Triangle’s investment portfolio and its business.

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44. In a March 2, 2015, press release, Triangle announced its financial results for the fourth quarter and full year ended December 31, 2014. Triangle represented that the fair value of its investment portfolio was $887.2 million at year-end, with $530.8 million in total net assets. Additionally, the Company had only 5.8% and 3.0% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. Triangle also made $129 million in new investments during the fourth quarter.

45. In the press release, Defendant Tucker was quoted as stating: “The fourth quarter represented a strong end to the year for Triangle Capital. We remained active in the investing market [and] we generated a record amount of investment income . . . . As we move into 2015 we are pleased with the quality of our investment portfolio, the strength of our balance sheet, and the opportunities we see across the lower middle market.”

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46. On that same day, Triangle filed its Form 10-K with the SEC. Therein, the Defendants represented their belief that “the financing market for lower middle market companies” was “underserved, providing [the Company] with greater investment opportunities.” Further, Defendants also emphasized that senior management “implemented rigorous underwriting policies that are followed in each transaction.” Therein, the Company also included the following flow chart, which outlined its Investment Process:

47. With specific respect to underwriting and approval, Defendants represented that: “[t]he underwriting team for the proposed investment presents the Investment Memorandum to our investment committee for consideration and approval. After reviewing the Investment Memorandum, members of the investment committee may request additional due diligence or modify the proposed financing structure or terms of the proposed investment. Before we proceed with any investment, the investment committee must approve the proposed investment by the affirmative vote from a majority of the investment committee members.”

48. Additionally, on March 2, 2015, Triangle hosted an earnings call with analysts and investors to discuss its financial results. On that call, Defendants exalted the quality of the Company’s investments and reiterated the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated: “As we begin 2015,

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we are reminded that the most successful BDCs are those that continually exercise corporate discipline in areas such as investment prudence” and those that “resisted certain temptations, such as growing their investment portfolios in an rational [SIC – “irrational” implied by context] way.”

49. In support, Defendant Poole emphasized that Triangle was selective in its investments and focused on quality over quantity in securing sound investments, stating in pertinent part, as follows:

In the lower-middle market, we are finding that financial sponsors are entering 2015 with a very optimistic view. For the first time in a number of years, there are significant inventory available in terms of both first time sellers of private companies, coupled with a healthy backlog of sponsor to sponsor trades, which in recent years have become a meaningful component of the market.

Balancing against this robust level of inventory is our internal view that not every company meets our underwriting standards. And so while our deal teams are very busy analyzing a healthy number of opportunities. You can expect that we will continue to remain focused on quality versus quantity in terms of new investment activity.

50. The statements made on March 2, 2015 were both false and misleading because they did not accurately reflect that the “opportunities [management was] seeing across the lower level market” were less desirable. Further, Defendants were not exercising “corporate discipline in areas such as investment prudence,” despite their impressive looking flow chart, nor were they resisting “certain temptations, such as growing their investment portfolios in an [ir]rational way.” In fact, Defendants were investing in subpar opportunities because the most attractive investment opportunities in the lower middle market were shifting towards unitranche financing beginning in early 2013. Defendants knew that their focus had not remained “on quality versus quantity in terms of new investment activity,” as they were chasing higher yields in volume, rather than investment quality on Triangle’s behalf. Defendants also materially misled the market regarding

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the underwriting process and approval because Defendants would later reveal that the process was inferior and that at the time, Triangle substantially lacked the necessary checks and balances for a fulsome underwriting process and then-CEO Defendant Tucker possessed sole authority to approve or reject an investment opportunity.

51. In a May 6, 2015, press release, Triangle announced its financial results for the quarter ended March 31, 2015. The Company represented that fair value of the Company’s investment portfolio was $877.4 million at the end of the quarter, with $519.6 million in total net assets. Further, the press release stated that Triangle had only 6.1% and 2.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. Triangle also represented that it had made $98.2 million in new investments during the quarter. In the press release, Defendant Tucker was quoted as stating: “We are pleased that we were able to follow a strong fourth quarter of 2014 with another strong quarter to begin 2015 . . . . We remain confident in both the overall quality of our investment portfolio and the investment opportunities in the lower middle market for the remainder of 2015.” On the same day, the Company filed its financial results on Form 10-Q with the SEC.

52. The next day, Triangle hosted an earnings call with analysts and investors to discuss the financial results. During the call, Defendants stressed the purported quality of the Company’s quarterly investments along with the strength of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Poole explained during the call that he and management “feel very good” about Triangle’s new investments during the quarter. In a similar vein, Defendant Lilly stated: “[Q]uality over quantity . . . . that’s what we try to focus on and always have and I think that will be the most — biggest guide post as we move forward.”

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53. The statements made on May 6 and 7, 2015, were false and misleading because the Defendants were not emphasizing “quality over quantity” while making investments at this time. Instead, Defendants were focused first and foremost on obtaining high yields in volume regardless of whether they were sacrificing quality. Defendants were materially misleading the market about the quality and strength of Triangle’s underwriting and risk protocols as it continued to seek out higher-risk investments on mezzanine financing terms.

54. In an August 5, 2015, press release, Triangle reported its financial results for the quarter ended June 30, 2015. The Company stated that the fair value of the Company’s investment portfolio was $884.9 million at quarter end, with total net assets of $514.8 million. Additionally, Triangle represented that non-accrual assets were merely 3.1% and 1.6% as a percentage of the Company’s total portfolio at cost and at fair value, respectively. Triangle also stated that it had made $65.1 million in new investments during the quarter. In the release, Defendant Tucker was quoted as stating: “The second quarter was another active quarter for Triangle . . . . Our expanded balance sheet enables Triangle to focus on new portfolio opportunities during the remainder of 2015.” On the same day, the Company filed its Form 10-Q with the SEC, which stated the Company’s financial results for the quarter.

55. On the next day, Triangle hosted an earnings call with analysts and investors to discuss the financial results. During the call, Defendants touted the purported quality of Triangle’s quarterly investments and reasserted the robustness of the Company’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated, “We believe a steady unwavering focus on appropriate risk adjusted returns is the best method of producing above average, long term results.” Defendant Lilly echoed that “I think thematically what you continue to hear from us is we’re not trying to grow the portfolio purely for growth. Say, we’re trying to find the best risk adjusted returns we can.”

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56. The statements made on August 6, 2015, were materially false and misleading because Defendants were not “trying to find the best risk adjusted returns.” In fact, Defendants were pursuing higher risk returns by chasing higher yields because, as Defendants would subsequently disclose, the more attractive investment opportunities in the market had shifted to unitranche financing starting in early 2013. Further, the quality of Triangle’s risk assessment and underwriting practices was materially misrepresented to the market as the system lacked the necessary “checks and balances” and left Defendant Tucker with sole and absolute veto authority.

57. In a November 4, 2015 press release, Triangle announced its financial results for the quarter ended September 30, 2015. Therein, the Company reported that the fair value of its investment portfolio was $968.1 million with $515.7 million in total assets. Additionally, Triangle represented that it had only 2.0% and 0.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The Company also stated that it made $189.2 million in new investments during the quarter.

58. Defendant Tucker was quoted in the release as stating: “The third quarter was an extremely active quarter for Triangle. The recent volatility in the broader credit markets has accrued to our benefit as we were able to originate a record level of new investments in high quality companies during the quarter. Needless to say, we are pleased that we exercised patience during the first half of the year and maintained sufficient liquidity to take advantage of what we perceive to be an opportune time in the investing market.” On the same day, the Company filed its Form 10-Q with the SEC, which stated the Company’s financial results for the quarter.

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59. On the next day, November 5, 2015, Triangle hosted an earnings call with analysts and investors to discuss its financial results. During the call, Defendants spoke about the purported quality of the Company’s quarterly investments and reiterated the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated: “As we move to the end of 2015, and beg[i]n to look forward to 2016, I believe Triangle has successfully navigated this rough [p]atch with the same measure of discipline and focus that our team employed to navigate the successful days in quarters before.” Defendant Lilly also spoke on the call about the Company’s selectivity in choosing investments that promised the best risk-adjusted returns pursuant to a robust underwriting process, stating in pertinent part, as follows:

In terms of how we felt, how we feel about the current originations, the [de facto] answer is, we feel very good about them, we wouldn’t have made the investments to begin with, we look at a lot of opportunities s you’ve heard Ashton say on these calls before, it’s not unusual for us to have $2 billion of total flow in a single quarter it will filter in – in terms of the total consideration.

So, there is a lot of filter and it goes on, we tend to close somewhere between 3% and 5% of what we look at. We are very much in line with that this quarter and I think, feel really good about those.

(emphasis added.)

60. Defendant Poole also represented that Triangle had expanded its investments into attractive opportunities by focusing on credit discipline, stating in pertinent part as follows:

[W]e are pleased to have been cautious during the first half of the year and that we held onto our liquidity, to be able to put us in a position to achieve in what we believe is a very opportunistic time in the market. . . .

By focusing on our key sponsor relationships, we believe we can better target long-term returns for shareholders by operating within our credit discipline and maintaining our focus.

(emphasis added.)

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61. The statements made on November 4 and 5, 2015, were materially misleading because Triangle was not being “cautious” or exercising “discipline” with its investments. To the contrary, and as was subsequently revealed, Defendants were chasing higher yields at this time through mezzanine financing, rather than emphasizing the quality of the investment.

In Announcing the TCAP 2.0 Transition, The Defendants Conceal the Harm to Triangle’s Portfolio

62. On February 3, 2016, Triangle announced that Defendant Poole would take over as the new CEO of the Company, while Defendant Tucker would continue to serve as the Chairman of the Board. In connection with this announcement, Defendant Tucker stated “As I look at the business, I think we are arguably the leading investor (of its type) in the lower middle market.” Defendant Poole echoed that Triangle was “in no need of a revolution.”

63. After the changing of the guard at CEO, Triangle implemented a new operational plan, which it claimed would promote open communication, cross-functional alignment and increased accountability – TCAP 2.0. However, at this time, Defendants did not give any indication or disclose that Triangle’s prior controls were inadequate or that its 2014 and 2015 vintage was in danger of non-accrual or could potentially harm the Company.

64. In terms of the process for originations, under TCAP 2.0, the Company would have an investment committee that required approval from the Chief Operating, Chief Accounting and Chief Compliance Officers while, under the prior regime, sole approval and rejection power resided with then-CEO Defendant Tucker. This new regime belied Defendants’ prior statements regarding its risk assessment, underwriting policies and investment committee approval process.

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65. With respect to TCAP 2.0, as is revealed in subsequent disclosures, Triangle began to shift its focus away from riskier, higher-yield investments and placed further emphasis on unitranche financing. However, Defendant did not reveal the true extent of the issues with its investment portfolio that arose from its 2014 and 2015 vintage until the close of the Class Period.

66. In a February 24, 2016, press release, Triangle announced its financial results for the fourth quarter and year ended December 31, 2015. Therein, Triangle represented that the Company’s investment portfolio’s fair value was $977.3 million at year end, with $508.4 million in total net assets. Additionally, Triangle announced that its nonaccrual assets were just 2.0% and 0.7% of the Company’s total portfolio at cost and at fair value, respectively. Further, Triangle represented that it had made $101.5 million in new investments during the fourth quarter.

67. Defendant Poole was quoted in the release as stating: “We are pleased to report a strong finish to 2015 . . . . As we move into 2016, we believe our investing platform is well positioned to continue capitalizing on the attractive opportunities the lower middle market providers.”

68. On that same day, Triangle filed its Form 10-K with the SEC concerning the Company’s fourth quarter and full year financial results. Therein, Defendants described the Company’s “Portfolio Management and Investment Monitoring,” including identification of “several methods of evaluating and monitoring the performance of our portfolio companies.” These methods included the following:

•	Monthly and quarterly reviews of actual financial performance versus the corresponding period of the prior year and financial projections;

•	Monthly and quarterly monitoring of all financial and other covenants;

•	Reviews of senior lender loan compliance certificates, where applicable;

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•	Quarterly reviews of operating results and general business performance, including the preparation of a portfolio monitoring report which is distributed to members of our investment committee;

•	Periodic face-to-face meetings with management teams and financial sponsors of portfolio companies;

•	Attendance at portfolio company board meetings through board seats or observation rights; and

•	Application of our investment rating system to each investment.

In the event that our investment committee determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, we undertake to monitor more closely the affected portfolio company. The level of monitoring of an investment is determined by a number of factors, including, but not limited to, trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing our investment, if any.

69. Further, Defendants also described the Company’s “Investment Rating System.” According to the Form 10-K, the Company “monitor[s] a wide variety of key credit statistics that provide information regarding our portfolio companies to help us assess credit quality and portfolio performance.” Additionally, Defendants represented that Triangle “generally require[s] our portfolio companies to have annual financial audits in addition to monthly and quarterly unaudited financial statements” and those financial statements are used to “calculate and evaluate certain financing ratios.”

70. On the next day, February 26, 2016, Triangle held an earnings call with analysts and investors to discuss its financial results. During the call, Defendants emphasized the purported quality of the Company’s investments, along with the robustness of Triangle’s underwriting and risk assessment policies and procedures. For instance, Defendant Poole explained that: “2015 for Triangle was marked by several notable items. First, we excelled [i]n originating high-quality new investments in the lower-middle market. As 2015 representing our second most active investing year on record with over $450 million in total capital deployed.”

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71. The statements made on February 26, 2016 were materially false and misleading because the Company did not excel at “originating high-quality new investments in the lower middle market.” As the Defendants ultimately revealed, the higher quality investments had shifted to unitranche financing, while Triangle was still focused on mezzanine financing and chasing higher yields at the expense of quality. Further, in the beginning of 2016, at the very latest, Defendants were made aware by their investment advisors that Triangle should de-emphasize mezzanine financing because those investments were adding undue risk to the Company’s portfolio. Despite having this knowledge, Defendants continued to insist and misrepresent to the market that the Company had been investing in high-quality opportunities during 2015, even after Defendant Poole took over as CEO and Defendant Tucker was removed. In fact, Defendant Poole would later change his opinion and admit that decisions made in 2014 and 2015 “ultimately came back to bite” Triangle.

72. In a May 4, 2016, press release, Triangle announced its financial results for the quarter ended March 31, 2016. Therein, the Company stated that the fair value of its investment portfolio was $940 million at quarter end, with $504.3 million in total net assets. Additionally, Triangle represented that non-accrual assets were 3.6% and 0.9% as a percentage of its total portfolio at cost and at fair value, respectively. The Company also revealed that it was cutting its dividend to $0.45 from $0.54 in the first quarter and $0.59 in 2015. According to the release, Triangle made just $11.8 million in new investments during the quarter, which was the lowest of the Class Period to this point by far. On that same day, Triangle filed its Form 10-Q with the SEC. Therein, Defendants reported on the Company’s financial results.

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73. On the next day, Triangle hosted an earnings call with analysts and investors. During the call, Defendants addressed both the adjustment in the dividend and the lack of new investments during the quarter. On the call, Defendant Poole stated that yield compressions impacted “our market pricing and the weighted average yield of our investment portfolio,” but did not acknowledge that struggles of the 2014 and 2015 vintage of investments. Further, Defendant Poole would state:

The market right now and has been, literally, for the last six, nine months kind of bifurcated between what we would call A deals and then B and C deals. And the higher spreads, that you’re talking about that are being realized in today’s market aren’t happening with the A deals, the A companies. They are happening with the B and C companies. And those are companies that exhibit different characteristics, such as cyclicality, lower free cash flow conversion, they may be carve outs, they may be having management changes, they may be having ERP implementation, they may have a whole host of risk profiles that are different than what you see in the A deals.

(emphasis added.)

74. Although Defendants attempted to pin the dividend adjustment on market pricing and resultant declining spread income earned on debt investments, Defendants did not disclose at this time that many of the investments made by the Company in 2014 and 2015 were the “B and C deals” because of its continued emphasis on mezzanine financing. In fact, Defendant Poole had previously represented to the market that its 2014 and 2015 vintage were “A deals.” These material misrepresentations and omissions led the market and investors to believe that Triangle’s portfolio and its 2014 and 2015 vintage were still high quality, when they were anything but.

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75. These material misrepresentations and omissions served as support to the Company’s July 2016 equity offering. The offering provided net proceeds of approximately $120 million. Further, Defendants explained that this equity offering was specifically done to provide capital to infuse further investments. This would not be Triangle’s last effort to raise capital before it revealed the true issues with the 2014 and 2015 vintage.

76. On July 29, 2016, Triangle announced that it closed an underwritten public offering of 6,250,000 shares of common stock. The net proceeds were approximately $119.6 million. According to the press release announcing the closing, the Company intended to use the net proceeds of the public offering to make additional investments in lower middle market companies in accordance with its investment objective and strategies, and for working capital and general corporate purposes.

77. In an August 3, 2016, press release, Triangle announced its financial results for the quarter ended June 30, 2016. Therein, Triangle announced that the fair value of its investment portfolio was $930.8 million at quarter end with $498.3 million in total net assets. Additionally, Triangle announced that its non-accrual assets were 5.6% and 2.2% of the Company’s total portfolio at cost and at fair value, respectively. The Company also represented that it had made $63.6 million in new investments during the quarter. On the same day, the Company filed its quarter financial results on Form 10-Q with the SEC. Defendants Poole and Lilly certified that these statements were accurate, not misleading and free from fraud.

78. On the next day, August 4, 2016, the Company hosted an earnings conference call with analysts and investors. During the conference call, Defendant Poole represented that “the pipeline that we have is healthy. It represents a good mix of mezzanine and unitranche opportunities.”

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79. The statement made on August 4, 2016, was materially misleading and did not accurately reflect the quality of Triangle’s investment portfolio. At the time, Triangle’s portfolio was not “healthy,” as the 2014 and 2015 vintage constituted a material percentage of the Company’s portfolio and those investments were lower quality because the market’s upper crust was moving towards alternative financing forms like unitranche starting in early 2013. At this time, while Defendants may have been adjusting their strategy to incorporate more conservative, senior financing, Defendants failed to disclose to the market that the failure to adjust earlier, as recommended by the Company’s investment professionals, was adversely affecting and would further adversely affect the Company.

80. On October 18, 2016, Triangle announced that Brent P.W. Burgess was resigning from his positions as the Company’s Chief Investment Officer (“CIO”) and a member of the Board. In a period of ten months, Triangle had removed its CEO and CIO during the years 2014 and 2015 and enacted philosophical changes to its investing practices; however, despite these changes, Defendants remained steadfast about the quality of the Company’s portfolio and its underwriting practices from 2014 and 2015.

81. In a November 2, 2016, press release, Triangle announced its financial results for the quarter ended September 30, 2016. The Company reported that the fair value of its investment portfolio was $947.7 million at quarter end with $619.4 million in total net assets. Additionally, Triangle stated that non-accrual assets were 3.9% and 2.1% of the Company’s total portfolio at cost and at fair value, respectively. The Company also stated that it had made $88.4 million in new investment during the quarter. On the same date, Triangle filed its quarterly financial results on Form 10-Q with the SEC.

82. On the next day, November 3, 2016, the Company hosted an earnings conference call with analysts and investors. During the call, Defendant Poole stated that “as we begin to experience the full quarter effects of the recent investments we have made. We expect our quarterly NII per share to increase to a level at or above $0.45 per share.” Further, Defendant Lilly added that “we had a very healthy investment pipeline in the second half of the year, which resulted in our desire to raise growth equity capital to fund into that pipeline.”

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83. On the call, Robert Dodd, analyst from Raymond James, questioned whether the Company’s current structure may have been able to avoid issues from the old regime. In response Defendant Poole stated:

I’d have to be honest and say that I think the answer to your question is, yes, that if you go back the former structure we had in place might have had elements, not in every case, but in some cases might have influenced decisions that ultimately came back to bite us.

So one thing, I would say, that we have done, Robert, is we went back and we’ve certainly looked at all of the problem situations that we’ve had in the past. And I think it’s fair to say that in every case, that we have had investments goes South, for the reasons they went South all of those risk were appropriately identified in our investment memo.

So wasn’t as though we didn’t highlight potential risks that may have ultimately materialize, but the way that maybe there were fewer checks and balances in the investment process at that time and we have a larger investment committee at that time and it probably contributed to even if you had a voice that may have been contrarian not being able to carry the day. And so what I’ve tried to do is implement a more fulsome upfront, check and balance process that will hopefully on the margin continue to tighten up that underwriting process and improve the investment results, which overall frankly from a corporate perspective have been pretty good.

(emphasis added.)

84. For the first time, Defendant Poole acknowledged during this call that the Company’s underwriting practices in prior years were lax despite prior representations regarding the strength and robust nature of the Company’s risk protocols and underwriting practices. However, Defendants, including Defendant Poole, did not fully disclose the nature of the issues underlying the 2014 and 2015 vintage. In fact, Defendants continued to insist that Triangle’s pipeline was “very healthy,” misleading the market as to the issues festering beneath the surface at the Company and with its portfolio.

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85. In a February 22, 2017, press release, Triangle announced its financial results for the fourth quarter and full year ended December 31, 2016. The Company represented that the fair value of its investment portfolio was $1.04 billion at year end with $611.2 million in total net assets. Additionally, the Company disclosed its non-accrual assets were 3.5% and 1.5% of the total portfolio at cost and at fair value. Triangle also stated that it made $155.6 million in new investments during the fourth quarter.

86. On the same day, Triangle filed its quarterly and full-years result on Form 10-K with the SEC. Therein, Defendants extensively discussed the Company’s “Portfolio Management and Investment Monitoring” including identification of “several methods of evaluating and monitoring the performance of our portfolio companies.” These methods included the following:

•	Monthly and quarterly reviews of actual financial performance versus the corresponding period of the prior year and financial projections;

•	Monthly and quarterly monitoring of all financial and other covenants;

•	Reviews of senior lender loan compliance certificates, where applicable;

•	Quarterly reviews of operating results and general business performance, including the preparation of a portfolio monitoring report which is distributed to members of our investment committee;

•	Periodic face-to-face meetings with management teams and financial sponsors of portfolio companies;

•	Attendance at portfolio company board meetings through board seats or observation rights; and

•	Application of our investment rating system to each investment.

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In the event that our investment committee determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, we undertake to monitor more closely the affected portfolio company. The level of monitoring of an investment is determined by a number of factors, including, but not limited to, trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing our investment, if any.

87. Further, Defendants also discussed the Company’s “Investment Rating System.” According to the Form 10-K, the Company “monitor[s] a wide variety of key credit statistics that provide information regarding our portfolio companies to help us assess credit quality and portfolio performance.” Additionally, Defendants represented that Triangle “generally require[s] our portfolio companies to have annual financial audits in addition to monthly and quarterly unaudited financial statements” and those financial statements are used to “calculate and evaluate certain financing ratios.”

88. The above statements regarding the level of portfolio monitoring and management indicate that the Company was actively monitoring the 2014 and 2015 vintage and were aware that the potential harmful effect that those investments could have on the Company and its investors. However, Defendants, despite this monitoring, failed to disclose the full extent and depth of the underlying issues with those investments until the end of the Class Period after financing was secured.

89. On the next day, February 23, 2017, Triangle hosted an earnings conference call with analysts and investors. During the call, Defendant Poole stated at the call’s outset that Triangle was moving in a “positive” direction and implied that Triangle had weathered the storm that had gripped the entire BDC industry in 2015. However, these statements were materially false and misleading because Triangle was still suffering with its 2014 and 2015 vintage and was only weathering the storm because its mezzanine financing permitted Triangle to recognize revenue from deferred PIK interest income despite not receiving such payments. This revenue recognition method ultimately obscured the issues within the 2014 and 2015 vintage from surfacing earlier.

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90. Once again, Defendant Poole outlined how improved the Company’s underwriting controls were under the new regime compared to the former, which was in place in 2014 and 2015. Specifically, Defendant Poole stated the following: “In terms of the new structure we put in place and process we put in place, I created multiple points of what I would call veto authority for transactions, whether in the original inception mode, in contemplation mode, all the way through documentation modes and ultimately through final approval modes. So at each point of the process, unlike before, certain individuals within the organization have full veto rights on a transaction, and therefore we have much better ability to provide checks and balances as transactions are vetted through the system.” (emphasis added.). Defendant Poole made these statements despite Defendants’ repeated, prior misrepresentations regarding the quality of the Company’s underwriting protocol and risk assessment procedures.

91. On February 28, 2017, Triangle raised approximately $132 million in equity growth capital, and a fully underwritten offering of 7 million shares. Then, on May 1, 2017, Triangle announced that it had amended its senior credit facility, whereby it increased the facility by $135 million or 45% from $300 million to $435 million. The final maturity date was extended to April 30, 2022. According to the Company, the enlarged senior credit facility provided the Company with a more streamlined ability to borrow, to support its normal operational and investing activities. In conjunction with the offering and credit facility, the Company, by and through certain Defendants, amassed $272 million for Triangle.

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92. In a May 3, 2017 press release, Triangle announced its financial results for the quarter ended March 31, 2017. Therein, the Company reported that the fair value of its investment portfolio was $1.13 billion at quarter end with $792.2 million in total net assets. Additionally, Triangle stated that non-accrual assets were 4.2% and 2.2% of the Company’s total portfolio at cost and at fair value, respectively. Triangle also revealed that it made $161.5 million in new investments during the quarter. On the same date, Triangle filed its quarterly financial results on Form 10-Q with the SEC.

93. The next day, May 4, 2017, the Company held an earnings conference call with investors and analysts. During the call, Defendant Lilly stated as follows with respect to the Company’s portfolio: “And we talked about this as you may recall at our Investor Day last year and the weighted average yield in our portfolio went from north of 15%, 15.1% down to 12.3% as of a year ago this time. And so, it moved by call it 300 basis points, but much of that move occurred in 2013 and 2014. And if you look at that period of time and look at fair value within our book today, I think you would reasonably conclude that there was a period where Triangle was pacing yield more than it should have.”

94. Defendant Lilly went even further into detail on the Company’s older investments, “I don’t think we said we were mispricing risks. I think the expression that we used was there were times where we were chasing yield as a company. And so, I want to be sure that we are precise on that. It does not mean that every transaction was like that during that time period. Those were active years I think for many platforms in the debt financing arena certainly not unique to Triangle. But I think if you are to look at clear things or marked and we I think had a very successful history of marking things appropriately in our investment role. And we would certainly expect, given that we haven’t changed that part of our process that that would continue to be accurate. So, think as you look at, every credit is unique, every investment is unique. So it’s dangerous to draw conclusions one way or the other about an entire v[i]ntage or an entire book.”

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95. In these statements from May 3 and 4, 2017, Defendants once again tacitly acknowledged that their prior representations regarding the Company’s underwriting, risk-assessment and selectivity were false and misleading. However, the statements from May 3 and 4, 2017, were also materially false and misleading because once again, Defendants did not acknowledge the true extent of the issues with respect to the 2014 and 2015 vintage or how those issues would dampen the Company’s financial outlook and prospects as these investments matured.

96. On June 22, 2017, the Company hosted its 8th Annual Analyst and Investor Meeting. During this meeting, the Company made a presentation, which made representations about the prior management regime including the following: (i) “For many years TCAP was small enough to operate with a ‘partnership mentality’”; (ii) “Investment committee met and looked to CEO for ‘approval’ or ‘rejection’”; (iii) “Fewer difficult questions coupled with a lack of individual ownership and accountability”; and (iv) “No ‘TCAP standard’ on documentation items.” Further, in contrast, Defendants made the following representations about the then-present state of Triangle including: (i) “cross-functional veto rights”; (ii) “Investment committee meets and looks to COO, CAO and CCO for approval or rejection”; (iii) “More rigorous questions coupled with increased individual ownership and accountability”; (iv) “Decisions are based solely on ‘protecting the firm’”; and (v) “Our operational changes have improved our investment results and created a culture of increased accountability.”

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97. The statements in the June 22, 2017, analyst and investor meeting underscore the materially misleading nature of the Company’s statements regarding its underwriting and risk assessment protocols during the 2014 and 2015. Although Triangle and Defendants were representing that the Company had extensive controls in place to ensure that Company was achieving the best shareholder risk-return investments, in fact, the portfolio was built on the sole discretion and veto power of Defendant Tucker and Triangle had a poor in-house standard for documentation items. As a result, with its 2014 and 2015 investment practices, Defendants fostered a culture that was short on accountability and strong on risk despite representations to the contrary.

The Truth Begins to Emerge

98. In an August 2, 2017, press release, Triangle announced its financial results for the quarter ended June 30, 2017. The Company represented that the its investment portfolio’s fair value was $1.17 billion at quarter end, with $707.9 million in total net assets. Triangle also revealed significant deterioration in the credit quality of the Company’s portfolio. Triangle represented that the Company had moved one investment into full-non-accrual status from PIK non-accrual and the amount of full non-accrual assets in the Company’s portfolio increased to 5.4% and 2.5% of the Company’s total portfolio at cost and at fair value, respectively. Further, Triangle also disclosed that it had moved two investments to PIK non-accrual status, increasing the amount of PIK non-accruals as a percentage of the Company’s total portfolio. As a result, the Company revealed only $0.41 in net investment income per share, which was below the Company’s $0.45 per share dividend, and $26.2 million in net unrealized depreciation in its investment portfolio.

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99. As a result of this news, the price of Triangle stock declined nearly 15%, or $2.56 per share, from $17.19 per share on August 2, 2017, to close at $14.63 per share by August 4, 2017 on abnormally high trading volume.

100. However, the price of Triangle securities remained artificially inflated at this time because Defendants continued to conceal the true risks to Triangle’s business and prospects as a result of the impaired credit quality of its portfolio, defective underwriting practices and the facts and circumstances surrounding Triangle’s 2014 and 2015 investments.

101. For example during the August 3, 2017, earning conference call with analysts and investors, Defendant Lilly attempted to quell the market’s concern by stating that it was likely that only two of the five portfolio companies that carried below 80% of cost on Triangle’s portfolio would go on non-accrual in the next two to four quarters, and only one that carried above 80% of cost “might – it might go in non-accrual” during that same timeframe.

102. Similarly, in response to Keefe, Bruyette & Woods analyst Ryan Lynch’s question about how Triangle would “minimize loss or maximize recoveries” from its legacy investments, Defendant Poole stated that the Company had recently improved its credit monitoring capabilities and reassured investors that Triangle had enhanced its abilities to identify trouble areas in its portfolio, stating in pertinent part:

As far as the portfolio management side of the equation, I think you all know that Jeff Dombcik is our Chief Credit Officer and he is Head of our Portfolio Management process. We brought on an additional resource to support Jeff in that effort. I will say that Jeff has done a terrific job of going back through and examining all of our prior tools and screens, and processes for getting ahead and forecasting trouble spots in the portfolio by industry and by company.

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We now have a much, much greater visibility and predictability going forward of where we see potential issues. Jeff has also applied, what I think is just incredible focus and attention on the problem situations that we do have and has brought great leadership in trying to work through the situations and work either constructively with sponsors in terms of getting to solutions that benefit our shareholders or in cases where we need to exercise more influence directly on our own accord to generate the best outcome for TCAP and its shareholders.

So collectively, the two sides of the coin are much improved in my view and resulting in better performance for the company and our shareholders.

103. Defendants’ statements made on August 2 and 3, 2017, were materially false and misleading because Defendants failed to reveal the full extent of the issues with the Company’s 2014 and 2015 vintage and attempted to wrongfully assuage the market’s concerns by downplaying the likelihood of further non-accruals and stating that Triangle’s staff was working “through the situations and work either constructively with sponsors in terms of getting to solutions that benefit our shareholders or in cases where we need to exercise more influence directly on our own accord to generate the best outcome for TCAP and its shareholders.”

104. Further, Defendants’ statements at this time also highlight the deficiencies in Triangle’s previous disclosure with respect to the quality of its 2014 and 2015 vintage and the Company’s underwriting and risk assessment procedures at that time, which Triangle’s investors relied upon.

105. For instance, Defendant Lilly stated the following: “[a]nd frankly, a couple of years ago, in kind of ’14 and ’15, there was a motive, if you will, to – internally to try to maintain what at that time was the highest base per share dividend in the sector. And that’s not a long-term strategy, that has proven for investors as one of comfortably over earning for a long, sustained period of time and achieving that lower volatility.”

106. Thus, Defendants’ repeated statements in 2014 and 2015 regarding Triangle’s emphasis on quality and selectivity were materially false and misleading because Defendants were chasing higher yields in an effort to maintain a high per share dividend, rather than

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carefully and cautiously weighing the risk-reward profile of an investment. Further, Defendants’ statements concerning the robust nature of their underwriting and risk assessment protocols were inaccurate because Defendant Tucker had the sole authority to push through or veto an investment opportunity.

The Truth is Fully Revealed

107. Finally, with the third quarter 2017 earnings announcement, Defendants revealed the full depth of the portfolio’s erosion. In a November 1, 2017, press release, Triangle announced its financial results for the quarter ended September 30, 2017. The Company revealed that fair value of its investment portfolio had declined nearly 7% from the prior quarter to $1.09 billion. Additionally, the Company disclosed that it suffered $8.9 million in net realized losses and $65.8 million in net unrealized depreciation to the portfolio during the quarter. After only earning $0.36 per share in net investment income, the Company slashed its quarterly dividend to $0.30 per share, a decline of 33% from the previous quarter. Most shockingly, Triangle revealed its systemic issues as it had placed seven new investments on non-accrual status during the quarter, effectively acknowledging that those assets were unlikely to generate future returns. As a result, the investments on non-accrual had ballooned to 13.4% and 4.7% of the Company’s total portfolio at cost and at fair value, respectively. Triangle also announced that the Board of Directors was considering and evaluating strategic alternatives for the Company’s transition, as Defendant Poole put it, to “a more secure, up balance-sheet lender.”

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108. During the November 2, 2017, earnings call to discuss the results, Defendants further surprised investors by revealing that the vintage of the Company’s 2014 and 2015 investments had suffered from underwriting and investment practices that were riskier than had been disclosed. Further, Defendants revealed that the Company had ignored the advice of its internal investment advisors, who recommended against the strategy ultimately undertaken by the Company, at the time the investments were made. Defendant Poole explained what had occurred behind the scenes, which dramatically and materially differed from the previous representations that Defendants had made to investors, stating in pertinent part as follows:

During the period from early 2013 through the end of 2015, as large amounts of capital poured into the direct lending space, investment structures and pricing in lower middle market and broader middle market changed rapidly, perhaps most notably by unitranche dent becoming the security of choice by financial sponsors. In addition, leverage levels began moving up in a meaningful way. The combination of these factors resulted in a rapid decline in pricing as interest rate compression began affecting the leverage lending world. Our investment professionals were aware of these changes and recommended to our former CEO to begin moving away from mezzanine structures and into lower-yielding but more secure second lien, unitranche and senior structures. Their reasoning was simple. Companies in our target market were gaining access to additional forms of capital on terms more favorable than what they could have achieved in the past. And as a result, the traditional risk-reward equation for mezzanine debt did not appear as attractive as it previously had. Unfortunately, the strategic decision was made not to move up balance sheet in a meaningful way, and TCAP continued to lead with a yield focused mezzanine strategy. In the process of doing so, we added incremental exposure to a number of riskier credits, many of which are now underperforming . . . . However, the adherence to a majority-focused mezzanine investment strategy when, during a period of massive change in the market, other investment strategies were available which provided a better risk-reward equation, was the wrong strategic call. We are continuing to act decisively and aggressively with the goal of moving through our underperforming investments as quickly as possible. But at this point we acknowledge that as a firm we are being held back primarily by our 2014 and 2015 investment vintages.

(emphasis added.)

109. Further with respect to the Company’s current state, under new management and TCAP 2.0, Defendant Poole stated that “approximately 45% of our investment portfolio at cost or $563 million is comprised of investments made under the improved screening, underwriting and credit monitoring processes implemented in 2016.” Defendant Poole added that the

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Company “will remain vigilant on applying the stricter investment approval processes that have accompanied TCAP 2.0.” Of course, this meant that a majority of the Company’s portfolio had still been originated and underwritten under the older standards, which lacked the necessary “checks and balances” to protect the Company from the near 20% non-accrual rate of the Company’s investments from 2014 and 2015.

110. In response to a question from Ryan Lynch from Keefe, Bruyette & Woods, Defendant Poole stated the following regarding the Company’s mezzanine-focused approach and origination in 2014 and 2015:

I think you have to step back and – when the decisions was made to maintain the majority mezzanine-focused investment strategy, I think you have to think through how that – the trickle effects of that go through the origination side first.

And so, let me give you a hypothetical example of where – at that time when there were clearly other opportunities out there for unitranche and senior-oriented investment opportunities, if our originators were going to see financial sponsor ABC, and in those discussions, the financial sponsor had, let’s say, three active opportunities, two which were unitranche in nature and one of which was mezzanine in nature, by definition of those strategic directive, the origination teams were being directed to focus on the mezzanine opportunities. So, in some respect, the self selection at that point was an embedded credit decision.

And so, then you have to step back from that and say, okay, what did the mezzanine opportunity look like that our – and teams were considering. And in some cases, you might find a dividend recap, for example, where the financial sponsors were taking all of their money off the table. The calls of the environment and the influx of capital into the space, more leverage was being accommodated across the system.

So, therefore, increased leverage levels with a dividend recap, with the financial sponsors taking all of their money off the table, and by the way, the opportunity being out of a prior fund that no longer has incremental fire power to support the business going forward.

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So, that is just an example-type setup of the trickle-down effect of the intent to stay majority focused on mezzanine as it affected the origination side. You then translate that into the deal comes in the system and how deals during those time periods get processed and approved. And that was under a different investment committee structure and a different approval process that I changed when I implemented TCAP 2.0.

*                                                                                          *                                                                                  *

And so, I think, in some respects, we got caught by the volume of the investments, which had somewhat of a self-selection credit decision made upfront in the origination process, but then coupled with an approval process that I deemed needed reorganization and restructuring when I became CEO.

I think we’re – in my kind of stepping back, is I think those were perhaps some of the major influences of some of the credit issues we’re experiencing right now in those two vintages.

(emphasis added).

111. These statements revealed that Defendants’ prior representations about the strength of the Company’s underwriting and risk assessment policies were materially false and misleading. Further, Defendants’ prior representations about the selectivity of Triangle and the quality of its investments were also rendered materially false and misleading by these new disclosures.

112. During the call, analysts reacted with shock and frustration. Joseph B. Mazzoli, an analyst from Wells Fargo Securities, questioned why the Company had not clawed back executive compensation from Defendant Tucker and the Company’s CIO at the time.

113. Another analyst, Christopher Testa from National Securities asked whether management was reexamining “the process of valuation perhaps again to try to get the marks more accurate” and specifically referenced investments that were written down more significantly after already being placed on PIK non-accrual. Similarly, Robert Dodd from Raymond James suggested that the Company needed to completely revamp its underwriting and valuation practices to improve the accuracy of its marks and suggested that an independent third party needed to review Triangle’s portfolio, implying that the valuations provided by management could not be trusted.

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114. On this news, the price of Triangle stock declined nearly 21%, or $2.57 per share, from $12.25 per share on November 1, 2017, to close at $9.68 per share on November 2, 2017 on abnormally high trading volume. Between the start and end of the Class Period, Triangle lost approximately $262 million in market capitalization. During the Class Period, Defendants made repeated misrepresentations about the structure and quality of its underwriting and risk assessment protocols, which led reasonable investors to believe that the Company was investing wisely and appropriately accounting for risk. However, the Company was not. According to Defendants, during 2014 and 2015, Triangle was chasing yields in “B and C deals,” as opposed to emphasizing quality, because the lower middle market was shifting to unitranche financing. For at least part of the Class Period, Defendants continued to chase higher yields from lower quality assets over the advice of its investment professionals, which advised moving away from mezzanine financing. Defendants also misled the market regarding the quality of the investments in 2014 and 2015, as well as the procedures and controls for underwriting and monitoring of the investments. By doing so, Defendants were able to secure $272 million from investors and financial institutions just months before they disclosed the true nature of the issues.

In the Aftermath, Triangle Sells Its Portfolio and Reboots With External Management

115. After considering strategic alternatives, on April 4, 2018, the Company announced that its Board had agreed, subject to shareholder approval, to sell off its entire current investment portfolio as of December 31, 2017, to Benefit Street Partners L.L.C. for $981.2 million in cash or $606.2 million net repayment of outstanding debt. Additionally, the Company entered into an agreement with Barings LLC (“Barings”), under which Barings would (i) become Triangle’s investment advisor, (ii) make a $85 million cash payment to Triangle shareholders ($1.78 per share); (iii) purchase $100 million of newly issued Triangle stock at closing; (iv) launch a minimum $50 million tender at closing; and (v) commit to purchase up to $50 million in Triangle shares post-closing.

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116. According to an investor presentation, the total cash consideration was $13.80 per share for the entirety of the transactions, most of which would remain with the Company, which would remain a publicly-traded entity, but subsequently be renamed. The investor presentation also discussed the primary goals of the strategic alternative review, which were to: “[p]artner with an organization having the scale, scope and resources to help Triangle accelerate its transition to a senior-focused provider of capital to the lower and middle-markets.” In other words, Triangle is using this transaction to exit the subordinated debt – i.e. mezzanine financing – market altogether and will do so with an outside investment firm handling the Company’s investments.

117. Thus, culminating with this final regime change, Triangle and its shareholders have borne the brunt of Defendants’ wave of wrongful conduct throughout the Class Period. By Defendants’ own admissions, Triangle was run like a “partnership” for far too long with lax underwriting and risk assessment controls, which exposed the Company to the perils of a market that the Company failed to properly adjust to. Defendants’ decision to continuously chase high yields, over the advice of investment professionals, and subsequent failure to disclose the gravity of the situation ultimately cost the Company and its shareholders hundreds of millions of dollars.

ADDITIONAL ALLEGATIONS OF SCIENTER

118. Defendants either knew or were deliberately reckless in not knowing that: (i) the statements and omissions alleged above, as summarized and set forth in Exhibit A attached hereto, were materially false and misleading; (ii) such statements and omissions would adversely affect the integrity of the market for Triangle securities; and (iii) such statements and omissions would deceive investors into purchasing Triangle securities at artificially inflated prices.

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119. At all relevant times during the Class Period, the Individual Defendants were employed as upper level executives and key members of the Board of the Company. According to the Company’s Schedule 14A filed with the SEC on February 23, 2017, and the Company’s Schedule 14A filed with the SEC on February __, 2018, the Individual Defendants received the following compensation during the Class Period:

Name	Year	Base Salary	Bonus	Restricted Stock Awards	All Other Compensation	Total
Poole	2017	$443,750	$405,000	$1,029,875	$130,635	$2,009,260
	2016	$432,500	$535,000	$745,025	$115,829	$1,828,354
	2015	$407,500	$647,500	$980,100	$97,546	$2,132,646
	2014	$400,000	$700,000	$573,980	$79,826	$1,753,806
Lilly	2017	$338,750	$375,000	$866,250	$153,429	$1,733,429
	2016	$333,750	$485,000	$648,610	$117,084	$1,584,444
	2015	$325,000	$580,000	$871,200	$84,427	$1,860,627
	2014	$310,000	$625,000	$860,970	$104,573	$1,9090,943
Tucker	2016	$358,289	$2,500,000	$829,910	$98,223	$3,780,422
	2015	$432,500	$670,000	$1,132,560	$122,814	$2,357,874
	2014	$425,000	$725,000	$1,226,230	$154,627	$2,530,857

120. Thus, combined the Individual Defendants have received over $20 million in compensation during the Class Period. This served as ample motivation to mislead the market, keep Triangle’s stock artificially high and to secure the necessary financing before revealing the truth about the Company’s 2014 and 2015 vintage.

121. The Individual Defendants had a financial motive to maintain the artificially inflated price of the Company’s stock while the unvested portion of the equity compensation, including the stock purchase options, vested over time. Thus, the Individual Defendants had an overwhelming financial motive to increase and maintain the stock price per share at as high a level as possible for as long as possible, in order to cash in those options and other equity awards as they vested.

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122. The Company is a BDC and relies on investors, financing and the performance of its investments to provide the capital necessary for Triangle to invest in new opportunities.

123. The Individual Defendants were also motivated to delay disclosure in order to ensure that the Company received the necessary financing to weather any market capitalization loss from the disclosure of the true issues with respect to the 2014 and 2015 vintage. In fact, just months before the corrective disclosure, Defendants secured $272 million for Triangle from a secondary public offering and extension of its existing credit facility.

124. Moreover, Triangle had portfolio monitoring capacity in place that would have allowed the Individual Defendants to be aware, or deliberately and recklessly disregard, the actions that were being taken by the Company when investing in lower quality businesses in 2014 and 2015, the undisclosed and misrepresented approval and underwriting process for those investments and the weaknesses in those investments that were manifesting themselves well before they were finally disclosed to the market.

125. Defendants knew and/or recklessly disregarded that the Company’s investments in 2014 and 2015 were poor in quality and over the advice of the investment advisors, that the underwriting and approval processes were deficient and that when those investments’ results were poor, Defendants attempted to conceal the truth to secure the financing necessary to secure their and the Company’s future to the detriment of Triangle’s investors.

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NO SAFE HARBOR

126. The statutory safe harbor provided for certain forward-looking statements does not apply to any of the false statements alleged herein. None of the statements alleged herein is a “forward-looking statement” and no such statement was identified as a “forward-looking statement” when made. Rather, the statements alleged herein to be false and misleading all relate to facts and conditions existing at the time the statements were made. Moreover, cautionary statements, if any, did not identify the important factors that could cause actual results to differ materially from those in any forward-looking statements.

127. In the alternative, to the extent that the statutory safe harbor does apply to any statement pleaded herein that is deemed to be forward-looking, the Defendants are liable for such false forward-looking statements because, at the time each such statement was made: (i) the speaker actually knew and/or recklessly disregarded the fact that such forward-looking statement was materially false or misleading and/or omitted facts necessary to make statements previously made not materially false and misleading; and/or (ii) each such statement was authorized and/or approved by a director and/or executive officer of Triangle, who actually knew or recklessly disregarded the fact that each such statement was false and/or misleading when made.

128. None of the historic or present tense statements made by the Defendants were an assumption underlying or relating to any plan, projection or statement of future economic performance, as they were not stated to be such assumptions underlying or relating to any projections or forecasts made by the Defendants expressly related to or stated to be dependent on those historic or present tense statements when made.

LOSS CAUSATION AND ECONOMIC LOSS

129. During the Class Period, as detailed herein, Defendants engaged in a scheme to deceive the market and a course of conduct that artificially inflated the prices of Triangle securities and operated as a fraud or deceit on purchasers of Triangle securities by making affirmative statements about the quality of the Company’s new investments during 2014 and 2015, the robustness of the Company’s underwriting and risk assessment practices, and its

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internal controls for financial reporting and accounting. Defendants furthered this scheme by failing to accurately disclose that the Company’s management had knowingly ignored the advice of its investment managers regarding its financing structures along with the condition of its investment portfolio including, but not limited to the number of investments from its 2014 and 2015 vintage in danger of entering non-accrual status.

130. Once the Defendants’ material misrepresentations and omissions and wrongful conduct were revealed to the market, the Company’s stock price dropped precipitously. As a result of their purchases of Triangle stock during the Class Period, Plaintiff and other members of the Class suffered severe economic loss.

131. The material misstatements and omissions had the desired effect, causing the price of Triangle securities to remain artificially inflated throughout the Class Period.

132. As investors in the market became aware of the Company’s prior material misrepresentations and omissions, Triangle’s stock price reacted negatively, damaging investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE:

FRAUD-ON-THE-MARKET DOCTRINE

133. At all relevant times, the market for Triangle securities was an efficient market for the following reasons, among others:

a.	Triangle’s common stock met the requirements for listing, and was listed and actively traded on the New York Stock Exchange;

b.	During the Class Period, Triangle securities were actively traded on established markets, demonstrating a very strong presumption of an efficient market;

c.	As a regulated issuer, Triangle filed with the SEC periodic public reports during the Class Period;

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d.	Triangle regularly communicated with public investors via established market communication mechanisms; and

e.	Unexpected material news about Triangle was rapidly reflected in and incorporated into the Company’s stock price during the Class Period.

134. As a result of the foregoing, the market for Triangle’s securities promptly digested current information regarding the Company from all publicly available sources and reflected such information in Triangle’s stock price. Under these circumstances, all purchasers of Triangle’s securities during the Class Period suffered similar injury through their purchases of Triangle’s securities at artificially inflated prices, and a presumption of reliance applies.

CLASS ACTION ALLEGATIONS

135. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons who purchased or otherwise acquired Triangle securities during the Class Period (the “Class”). Excluded from the Class are Defendants and their families, the officers and directors of the Company at all relevant times, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest.

136. The members of the Class are so numerous that joinder of all members is impracticable since Triangle had 47,740,832 shares outstanding as of November 1, 2017, and because the Company’s securities are actively traded on the NYSE and other established markets. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class and that they are geographically dispersed.

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137. There is a well-defined community of interest in the questions of law and fact involved in this case. Questions of law and fact common to the members of the Class, which predominate over questions that may affect individual Class members, include, inter alia:

a.	Whether the Defendants violated the Exchange Act;

b.	Whether the Defendants omitted and/or misrepresented material facts in their publicly-disseminated reports, press releases and statements during the Class Period;

c.	Whether the prices of Triangle securities were artificially inflated during the Class Period as a result of Defendants’ material omissions and/or misrepresentations complained of herein; and

d.	Whether the members of the Class have sustained damages as a result of the decline in value of Triangle’s securities when the truth was revealed.

138. Plaintiff’s claims are typical of those of the Class because Plaintiff and the Class sustained damages from the Defendants’ wrongful conduct in a substantially identical manner.

139. Plaintiff will adequately protect the interests of the Class and has retained counsel experienced in class action securities litigation. Plaintiff has no interests that conflict with those of the other members of the Class.

140. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

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CLAIMS FOR RELIEF

COUNT I

Violation of Section 10(b) of the Exchange Act and Rule 10b-5

Promulgated Thereunder Against All Defendants

141. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

142. This Count, asserted against all of the Defendants, is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

143. During the Class Period, the Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and/or misleading statements specified above, which they knew or deliberately disregarded were false and/or misleading in that they contained material misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading.

144. The Defendants violated § 10(b) of the Exchange Act and Rule 10b-5 in that they:

a.	Employed devices, schemes and artifices to defraud;

b.	Made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading; and/or

c.	Engaged in acts, practices, and a course of business that operated as a fraud or deceit upon Plaintiff and others similarly situated in connection with their purchases of Triangle securities during the Class Period.

145. Defendants acted with scienter in that they knew that the public documents and statements issued or disseminated in the name of Triangle were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the securities laws. Defendants, by virtue of their receipt of information reflected the true facts regarding Triangle, their control over and/or receipt of and/or modification of Triangle’s allegedly materially false and misleading statements, and/or their associations with the Company, which made them privy to confidential proprietary information concerning Triangle, participated in the fraudulent scheme alleged herein.

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146. The Individual Defendants, who are senior officers and/or directors of the Company, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and intended to deceive Plaintiff and the other members of the Class or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other Triangle personnel to members of the investing public, including Plaintiff and the Class.

147. As a result of the foregoing, the market prices of Triangle securities were artificially inflated during the Class Period. Unaware of the falsity of the Defendants’ statements, Plaintiff and the other members of the Class relied on the statements described above and/or the integrity of the market prices of Triangle securities during the Class Period in purchasing Triangle securities at prices that were artificially inflated as a result of the Defendants’ false and misleading statements.

148. As a result of the wrongful conduct alleged herein, Plaintiff and other members of the Class have suffered damages in an amount to be established at trial.

149. By reason of the foregoing, the Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to Plaintiff and the other members of the Class for the substantial damages they suffered in connection with their purchases of Triangle securities during the Class Period.

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COUNT II

Violation of Section 20(a) of the Exchange Act Against the Individual Defendants

150. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

151. During the Class Period, the Individual Defendants participated in the operation and management of Triangle and conducted and participated, directly and indirectly, in the conduct of the Company’s business affairs. As a consequence of their senior positions, the Individual Defendants knew or recklessly disregarded the fact that the adverse information specified herein had not been disclosed to, and was being concealed from, the investing public. Plaintiff and the other members of the Class had no access to such information, which was and is solely under the control of the Defendants.

152. As officers and/or directors of a publicly-owned company, the Individual Defendants had a duty to disseminate accurate and truthful information about the Company to the investing public, and to correct promptly any public statements issued by Triangle that had become materially false or misleading.

153. As a result of their positions of control and authority as senior officers and/or directors of the Company, the Individual Defendants were able to, and did, control the contents of the various reports, press releases, and public filings that Triangle disseminated in the marketplace during the Class Period concerning the stock promotion scheme. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause Triangle to engage in the wrongful acts complained of herein. The Individual Defendants therefore, were “controlling persons” of Triangle within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged herein, which artificially inflated the market price of Triangle securities.

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154. By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by Triangle.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

(A) Declaring this action to be a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, and designating Plaintiff as class representative and Plaintiff’s counsel as Class Counsel;

(B) Awarding compensatory damages in favor of Plaintiff and the other members of the Class against all of the Defendants, jointly and severally, for all damages sustained as a result of Defendants’ wrongdoing, in an amount to be proven at trial, including interest thereon;

(C) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in the prosecution of this action, including reasonable attorneys’ fees and expert fees; and

(D) Awarding such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

DATED: April 10, 2018	Respectfully submitted,

WHITFIELD BRYSON & MASON LLP

	By:	/s/ Daniel K. Bryson
Daniel K. Bryson N.C. Bar No. 15781 Patrick M. Wallace N.C. Bar No. 48138 900 W. Morgan Street Raleigh, NC 27603 Tel: (919) 600-5000 Fax: (919) 600-5035 Dan@wbmllp.com Pat@wbmllp.com

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Local Civil Rule 83.1 Counsel for Lead Plaintiff

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

Peter C. Harrar

Matthew M. Guiney (Notice of Special

Appearance Forthcoming)

Patrick Donovan

270 Madison Avenue

New York, NY 10016

Tel: (212) 545-4600

Fax: (212) 686-0114

harrar@whafh.com

guiney@whafh.com

donovan@whafh.com

Lead Counsel for Lead Plaintiff and the Class

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CERTIFICATE OF SERVICE

I hereby certify that I have served a copy of the foregoing First Consolidated Amended Complaint on April 10, 2018 by the CM/ECF system on the following:

L. Bruce McDaniel	David G. Schiller
mcdas@mcdas.com, kbwatt@mcdas.com	dgschiller@yahoo.com
Mark R. Sigmon	Chelsea J. Corey
mark@sigmonlawfirm.com,	ccorey@kslaw.com, cmontuoro@kslaw.com
5340317420@filings.docketbird.com
Benjamin W. Pope	Michael R. Smith
wpope@kslaw.com	mrsmith@kslaw.com
Bethany M. Rezek brezek@kslaw.com

I hereby certify that a copy of the foregoing First Consolidated Amended Complaint was served via First Class Mail, postage prepaid to the following:

Benjamin Warren Pope	Israel Dahan
King & Spalding, LLP (GA)	King & Spalding LLP (NYC)
1180 Peachtree Street	1185 Avenue of the Americas
Atlanta, GA 30309-1763	New York, NY 10036
Jeremy Alan Lieberman	Joseph Alexander Hood , II
Pomerantz LLP	Pomerantz LLP
600 Third Avenue, 20th Floor	600 Third Avenue
New York, NY 10016	New York, NY 10016

/s/ Daniel K. Bryson
Daniel K. Bryson

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EXHIBIT A

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EXHIBIT A TO THE AMENDED COMPLAINT

Speaker	Document	False or Misleading Statement (Compl., _)	Reasons Why Statement is False and Misleading
Defendant Tucker	May 7, 2014 Press Release

“Our activity during the quarter supports our optimism for the year, as we believe the lower middle market is poised to provide attractive investment opportunities during the balance of 2014”

Compl., 33.

The statement created the false and misleading impression that the lower middle market would yield attractive investment opportunities for the Company’s mezzanine financing focused approach, when early in 2013, the quality investment opportunities in the mezzanine financing market were significantly diluted due to the influx of unitranche and private equity.

Defendant Poole	May 8, 2014 Conference Call

“Still while we are certainly pleased with the start to the year, it’s also fair to say we are very content, continued focusing on quality over quantity in terms of our investment pace per quarter.”

Compl., 34.

This statement created the false and misleading impression that Defendants were emphasizing the quality of the investment, when, in fact, Defendants were emphasizing higher yields in return and investing in high volume with less regard for quality.

Defendant Poole	May 8, 2014 Conference Call	“And so I think we’ve got more discriminate in how we are reviewing investment opportunities and choosing to invest.” Compl., 34.	This statement created the false and misleading impression that Defendants were being selective and utilizing tight underwriting and risk controls in making investment decisions.

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However, Defendants were disproportionately making high yield investments at this time based on Defendant Tucker’s veto and approval power, which led to the portfolio quality erosion that affected the Company.

Additionally, the underwriting and risk controls were inadequate, often failed to consider alternate investment forms outside of mezzanine financing.

Defendant Poole	May 8, 2014 Conference Call

“I think there is a bifurcation in the market of A deals and B deals. And fortunately, we maintain relationships with really high quality sponsors and really high quality advisors. And so what we’re trying to do is just parcel through and make sure that all the deals that we see come across our desk that we try to really filter out what we think of the B deals and focus on the A deals.”

Compl., 34.

This statement created the false and misleading impression that Defendants were focusing on investment quality at the time, when, in fact, Defendants were focused on generating higher yields at a higher volume.

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Defendant Poole	May 8, 2014 Conference Call

“So I think we are thinking about it as a great way to continue to prudently invest the liquidity that we have - had over the last year and the firepower that we’ve reserved for more fruitful investing environment, which we believe is clearly unfolding or has unfolded as we’ve seen in Q1 and hopefully we’ll continue to do so in Q2, Q3 and Q4.”

Compl., 34.

This statement creates the false and misleading impression that Defendants were “prudently” investing in opportunities, when, in fact, Defendants were chasing high yield returns and at high volumes.

Further, this statement also created the false and misleading impression that the market was a “fruitful investing environment,” which based on subsequent revelations, was not true because the lower-middle market opportunities became more diluted as unitranche lenders and private equity firms began to invade the space in early 2013.

Defendant Lilly	May 8, 2014 Conference Call

“We continue to believe that BDC portfolio sizes and values should naturally fluctuate over time, and that the primary keys to a successful long-term track record in the BDC industry are to main one’s credit focus, remain conservative, and consistently apply an underwriting formula that produces solid results.”

Compl., 35.

This statement created the false and misleading impression that Triangle was investing conservatively, which, in fact, it was not. Defendants were investing in high volume of high yield, risky investments.

Further, this statement created the false and misleading impression that Triangle’s underwriting formula and risk controls were adequate, when, in

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fact, they were subject to Defendant Tucker’s veto and approval power and lacked the necessary checks and balances to be truly effective.

Defendant Lilly	August 7, 2014 Conference Call

“During 2014, as the market has naturally shifted back to a healthy amount of M&A activity, we have found that our patience has been rewarded and we have taken advantage of what we perceive to be high-quality investment opportunities at attractive price points. As a result, as we enter the second half of the year, we are becoming increasingly convinced that 2014 could end up being one of TCAP’s most active years in terms of new investments.”

Compl., 39.

This statement created the false and misleading impression that Defendants were investing in “high- quality investment opportunities,” when, in fact, Defendants were focusing on generating a large volume of investments with high-yield returns at the expense of quality.

Further, this statement created the false and misleading impression that the market was yielding high-quality investment opportunities for the Company in mezzanine financing, which is contradicted by the shift in the lower-middle market’s upper crust towards unitranche lending and private equity.

Defendant Tucker	November 6, 2014 Conference Call	“[W]e are pleased that the origination portion of our business is operating so well. Our investment pipeline has been robust all year, and will remain very	This statement is false and misleading because it created the impression that the Company’s origination practices were strong and resulting in quality

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pleased with the quality of the new investments we’ve made.”

“And so when we think about pipeline and when you guys think about pipeline, I think it really has to be measured in two ways, one is just externally, how much or what is the amount of flow of opportunities coming in the door and then the subset of that flow that we choose to pursue. And on both accounts that I can safely say that our pipeline is healthy.”

Compl., 42

investments, when, in, fact, Triangle’s underwriting and origination practices lacked sufficient checks and balances to make them effective.

Defendant Tucker	March 2, 2015 Press Release	“As we move into 2015 we are pleased with the quality of our investment portfolio, the strength of our balance sheet, and the opportunities we see across the lower middle market.” Compl., 45.	This statement was false and misleading because it created the impression that Triangle’s portfolio had robust quality when, in fact, Triangle’s portfolio had become inundated with riskier investments in 2014 due to changing market trends and the Company’s continued pursuit of higher yields through mezzanine financing.

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Defendants Tucker and Lilly	March 2, 2015 2014 Form 10-K	“Focusing on Underserved Markets. The lower middle market has traditionally been underserved. We believe that operating margin and growth pressures, as well as regulatory concerns, have caused financial institutions to de-emphasize services to lower middle market companies in favor of larger corporate clients and more liquid capital market transactions. We believe these dynamics have resulted in the financing market for lower middle market companies to be underserved, providing us with greater investment opportunities.” Compl., 46.	This statement was false and misleading because it created the impression that the lower-middle market was underserved when, in fact, the lower-middle market became more competitive and began to shift away from mezzanine financing to alternative forms such as unitranche beginning in early 2013.

Defendants Tucker and Lilly	March 2, 2015 2014 Form 10-K	“Applying Rigorous Underwriting Policies and Active Portfolio Management. Our senior management team has implemented rigorous underwriting policies that are followed in each transaction.” Compl., 46.	This statement was false and misleading because it created the impression that Triangle had rigorous underwriting policies and risk assessment controls when, in fact, Defendant Tucker had full veto and approval authority, Triangle lacked checks and balances to make the systems effective.

Defendants Tucker and Lilly	March 2, 2015 2014 Form 10-K	“Approval. The underwriting team for the proposed investment presents	This statement was false, misleading and materially incomplete because, according to subsequent

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the Investment Memorandum to our investment committee for consideration and approval.”

“After reviewing the Investment Memorandum, members of the investment committee may request additional due diligence or modify the proposed financing structure or terms of the proposed investment. Before we proceed with any investment, the investment committee must approve the proposed investment by the affirmative vote from a majority of the investment committee members.”

Compl., 46-47.

disclosures, Defendant Tucker had full veto and approval authority over investment decisions.

Defendant Tucker	March 2, 2015 Conference Call

“As we begin 2015, we are reminded that the most successful BDCs are those that continually exercise corporate discipline in areas such as investment prudence, balance sheet management, operating expense control and dividend policy.”

Compl., 48.

This statement was false and misleading because it created the impression that Defendants were emphasizing quality in Triangle’s investment activities when, in fact, Defendants were emphasizing high yields and high volume over the quality of the investment.

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Further, this statement was also false and misleading because it created the impression that the Company’s underwriting standards and practices were robust when, in fact, Triangle’s underwriting and risk assessment protocols lacked checks and balances to adequately protect the Company from unduly risky investments.

Defendant Poole	March 2, 2015 Conference Call

“Balancing against this robust level of inventory is our internal view that not every company meets our underwriting standards. And so while our deal teams are very busy analyzing a healthy number of opportunities. You can expect that we will continue to remain focused on quality versus quantity in terms of new investment activity.”

Compl., 49.

This statement was false and misleading because it created the impression that Defendants were emphasizing quality in Triangle’s investment activities when, in fact, Defendants were emphasizing high yields and high volume over the quality of the investment.

Further, this statement was also false and misleading because it created the impression that the Company’s underwriting standards and practices were robust when, in fact, Triangle’s underwriting and risk assessment protocols lacked the appropriate checks and balances to adequately protect the Company from unduly risky investments.

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Defendant Tucker	May 6, 2015 Press Release

“We are pleased that we were able to follow a strong fourth quarter of 2014 with another strong quarter to begin 2015 We remain confident in both the overall quality of our investment portfolio and the investment opportunities in the lower middle market for the remainder of 2015.”

Compl., 51.

This statement was false and misleading because it created the impression that the Company’s investment portfolio had robust quality when, in fact, the Company was making riskier investments in an effort to maintain higher yields through mezzanine financing.

Further, this statement was false and misleading because it created the impression that the market was favorable for Triangle when, in fact, the opportunities available to Triangle were of a lesser quality due to increased competition and the shift toward unitranche lending.

Defendant Lilly	May 7, 2015 Conference Call

“We were effectively flat and but the overriding comment I would you with is I think what Ashton was trying to hit on earlier, in his comments that it’s always in doing what we do hopefully quality over quantity and that’s what we try to focus on and always have and I think that will be the most – the biggest guide post as we move forward.”

Compl., 52.

This statement was false and misleading because it created the impression that the Defendants were focused on quality when, in fact, Defendants were focused on generating a high volume of high yields investments via mezzanine financing.

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Defendant Tucker	August 6, 2015 Conference Call	“We believe a steady unwavering focus on appropriate risk adjusted returns is the best method of producing above average, long term results.” Compl., 55.	This statement was false and misleading because it created the impression that the Defendants were focused on quality when, in fact, Defendants were focused on generating a high volume of high yield investments via mezzanine financing.

Defendant Lilly	August 6, 2015 Conference Call	“I think thematically what you continue to hear from us is we’re not trying to grow the portfolio purely for growth. Say, we’re trying to find the best risk adjusted returns we can.” Compl., 55.	This statement was false and misleading because it created the impression that the Defendants were focused on quality when, in fact, Defendants were focused on generating a high volume of risky high yield investments via mezzanine financing.

Defendant Tucker	November 4, 2015 Press Release

“The recent volatility in the broader credit markets has accrued to our benefit as we were able to originate a record level of new investments in high quality companies during the quarter. Needless to say, we are pleased that we exercised patience during the first half of the year and maintained sufficient liquidity to take advantage of what we perceive to be an opportune time in the investing market.”

Compl., 58.

This statement was false and misleading because it created the impression that the market was favorable for Triangle when, in fact, the opportunities available to Triangle were of a lesser quality due to increased competition and the shift toward unitranche lending.

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Defendant Tucker	November 5, 2015 Conference Call

“As we move to the end of 2015, and beg[i]n to look forward to 2016, I believe Triangle has successfully navigated this rough [p]atch with the same measure of discipline and focus that our team employed to navigate the successful days in quarters before.”

Compl., 59.

This statement was false and misleading because it created the impression that the Defendants were focused on quality and exercising prudence with the Company’s investments when, in fact, Defendants were focused on generating a high volume of high yield investments via mezzanine financing.

Defendant Lilly	November 5, 2015 Conference Call

“In terms of how we feel about current originations, I think the [de facto] answer is we feel very good about them, we wouldn’t have made the investments to begin with, we look at a lot of opportunities as you’ve heard Ashton said on these calls before, it’s not unusual for us to have $2 billion of total flow in a single quarter it will filter in – in terms of total consideration.

So, there is a lot of filter and it goes on, we tend to close somewhere between

This statement was false and misleading because it created the impression that the Defendants were focused on quality when, in fact, Defendants were focused on generating a high volume of high yield investments via mezzanine financing.

Further, this statement was also false and misleading because it created the impression that the Company’s underwriting standards and practices were robust when, in fact, Triangle’s

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		3% and 5% of what we look at. We are very much in line with that this quarter and I think, feel really good about those.” Compl., 59.	underwriting and risk assessment protocols lacked the checks and balances to adequately protect the Company from risky investments.

Defendant Poole	November 5, 2015 Conference Call

“[W]e are pleased to have been cautious during the first half of the year and that we held onto our liquidity to be able to put us in a position to achieve in what we believe is a very opportunistic time in the market.…

By focusing on our key sponsor relationships, we believe we can better target long-term returns for shareholders by operating within our credit discipline and maintaining our focus.”

Compl., 60.

This statement was false and misleading because it created the impression that the Defendants were focused on quality and exercising prudence with the Company’s investments when, in fact, Defendants were focused on generating a large volume of risky high yield investments via mezzanine financing.

Defendant Poole	February 26, 2016 Conference Call

“2015 for Triangle was marked by several notable items. First, we excelled [i]n originating high-quality new investments in the lower-middle market. As 2015 representing our second most active investing year on record with over $450 million in total capital deployed.”

Compl., 70.

This statement was false and misleading because it created the impression that the Company’s investment portfolio had robust quality when, in fact, the Company was making riskier investments in an effort to mantain higher yields through mezzanine financing.

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Further, this statement was false and misleading because it created the impression that the market was favorable for Triangle when, in fact, the opportunities available to Triangle were of a lesser quality due to increased competition and the shift toward unitranche lending.

Further, this statement was also false and misleading because it created the impression that the Company’s underwriting standards and practices were robust when, in fact, Triangle’s underwriting and risk assessment protocols lacked the checks and balances to adequately protect the Company from risky investments.

Defendant Poole	May 5, 2016 Conference Call	“The market right now and has been, literally, for the last six, nine months kind of bifurcated between what we would call A deals and then B and C deals. And the higher spreads, that you’re talking about that are being realized in today’s market aren’t happening with the A deals, the A	This statement was false and misleading because Defendant Poole failed to disclose that the Company had been originating “B and C deals” for “higher spreads” in the form of mezzanine financing to lower quality businesses for the prior two years.

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companies. They are happening with the B and C companies. And those are companies that exhibit different characteristics, such as cyclicality, lower free cash flow conversion, they may be carve outs, they may be having management changes, they may be having ERP implementation, they may have a whole host of risk profiles that are different than what you see in the A deals.”

Compl., 73.

Defendant Poole	August 4, 2016 Conference Call	“I’d say that the pipeline that we have is healthy. It represents a good mix of mezzanine and unitranche opportunities.” Compl., 78.	This statement was false and misleading because it created the impression that the Company’s investment portfolio was healthy when, in fact, the Company’s portfolio included riskier investments from 2014 and 2015 when the lower-middle market’s upper crust was moving towards alternative financing like unitranche and away from mezzanine financing.

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Defendant Poole	November 3, 2016 Conference Call

“I’d have to be honest and say that I think the answer to your question is, yes, that if you go back the former structure we had in place might have had elements, not in every case, but in some cases might have influenced decisions that ultimately came back to bite us.”

Compl., 83.

This statement was false and misleading because Defendants failed to disclose the true extent of the issues with the investments in 2014 and 2015 that would ultimately be placed on nonaccrual and written down.

Defendant Poole	February 23, 2017 Conference Call	“As we think about the BDC industry today, one year later, we are pleased to see so many companies moving in such positive directions, including, of course, Triangle.” Compl., 89.	This statement was false and misleading because it created the impression that Triangle had weathered the storm which affected the BDC industry; however, Defendants had reason to believe that the full effects of Triangle’s 2014 and 2015 investments had not been realized at this time based on their portfolio monitoring program.

Defendant Lilly	May 4, 2017 Conference Call

“And if you look at that period of time and look at fair value within our book today, I think you would reasonably conclude that there was a period where Triangle was pacing yield more than it should have.”

Compl., 93.

The statement is false and misleading because it fails to fully disclose the issues with Triangle’s 2014 and 2015 investments.

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Defendant Lilly	August 3, 2017 Conference Call

“But I think if you were to use history as your guide, then you would come to the conclusion that of the investments carried between 80% and 100% of costs, I think there are eight of those accounts today that historically, the ratios would be that one of those accounts would be reasonably exposed in the next two, or three quarters, where they might – it might go in non-accrual. And that’s purely just running the averages of prior experience that we would look at with empirical data in our book over the last 10 years.

As you look at companies that carried below 80% of costs and are still accruing, then there are five of those accounts I think in the portfolio today. And I think from a prior experience standpoint, we would say the average is probably two of those five in the next same time period two to three, four quarters.”

Compl., 101

The statement is false and misleading because it fails to fully disclose the issues with Triangle’s 2014 and 2015 investments.

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Defendant Poole	August 3, 2017 Conference Call

“We now have a much, much greater visibility and predictability going forward of where we see potential issues. Jeff has also applied, what I think is just incredible focus and attention on the problem situations that we do have and has brought great leadership in trying to work through the situations and work either constructively with sponsors in terms of getting to solutions that benefit our shareholders or in cases where we need to exercise more influence directly on our own accord to generate the best outcome for TCAP and its shareholders.”

Compl., 102

The statement is false and misleading because it fails to fully disclose the issues with Triangle’s 2014 and 2015 investments.

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